UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No.: 000-27393
CIVITAS BANKGROUP, INC.
401(K) PROFIT SHARING PLAN
(Full title of the plan)
CIVITAS BANKGROUP, INC.
4 CORPORATE CENTRE
810 CRESCENT CENTRE DR, SUITE 320
FRANKLIN, TENNESSEE 37067
(Name of issuer of securities held pursuant to the plan
and the address of its principal executive office)

CIVITAS BANKGROUP, INC.
401(k) PROFIT SHARING PLAN
FINANCIAL STATEMENTS
December 31, 2005 and 2004

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN
Franklin, Tennessee
FINANCIAL STATEMENTS
December 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Civitas BankGroup, Inc.
Franklin, Tennessee
We have audited the accompanying statements of net assets available for benefits of Civitas BankGroup, Inc. 401(k) Profit Sharing Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Civitas BankGroup, Inc. 401(k) Profit Sharing Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with U. S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC
Brentwood, Tennessee
June 26, 2006

1.

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005 and 2004

	2005	2004
ASSETS
Investments, at fair value
Shares of pooled separate accounts	$3,427,277	$4,871,097
Shares of Civitas BankGroup, Inc. common stock	1,101,430	1,496,980
Participant loans	60,344	30,230

	4,589,051	6,398,307

Receivable
Employee contribution	20,328	—
Employer contribution	—	9,950

NET ASSETS AVAILABLE FOR BENEFITS	$4,609,379	$6,408,257

See accompanying notes to financial statements.

2.

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$74,691	$838,532
Interest and dividends	14,648	21,573

	89,339	860,105

Non-cash contributions
Employer	243,988	267,643
Cash contributions
Participants	476,193	528,362
Rollovers	131,624	47,488

	851,805	843,493

Total additions	941,144	1,703,598

Deductions from net assets attributed to:
Benefits paid to participants	1,824,805	524,887
Miscellaneous expenses	9,926	100

Total deductions	1,834,731	524,987

Change in net assets prior to transfer	(893,587)	1,178,611

Transfer of assets out of this Plan	905,291	170,387

Change in net assets	(1,798,878)	1,008,224

Net assets available for benefits
Beginning of year	6,408,257	5,400,033

End of year	$4,609,379	$6,408,257

See accompanying notes to financial statements.

3.

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2005 and 2004
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Civitas BankGroup, Inc. 401(k) Profit Sharing Plan (the “Plan”), formerly known as the Cumberland Bancorp, Inc. 401(k) Profit Sharing Plan, provides only general information. Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.
General: The Plan is a profit sharing plan and provides for employee contributions under Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees of Civitas BankGroup, Inc. and its subsidiaries (the Company) with at least one-half year of service and who have attained the age of twenty and one-half are entitled to defer a portion of their salary to the Plan. One year of service is required before a participant can take part in the profit sharing features of the Plan. A participant is credited with a year of service after completion of 1,000 hours of service during an eligibility period. A participant must also be at least twenty and one-half years of age to become eligible, and participants may enter the Plan quarterly.
Contributions: Employer profit sharing and matching contributions are made at the discretion of the Company’s Board of Directors of Civitas BankGroup, Inc. No profit sharing contributions were made during 2005 or 2004. Civitas matches 100% of employees’ voluntary salary deferrals up to 3% of compensation. Employee voluntary salary deferrals may not exceed the lesser of 15% of gross compensation and $14,000 and $13,000 for 2005 and 2004.
Participant Accounts: Each participant’s account is credited with the participant’s contribution, an allocation of the Company’s contribution, if eligible, and plan earnings net of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting: Participants are 100% vested in employee contributions and income thereon, at all times. Participants vest 20% per year of credited service and are 100% vested in Employer contributions after five years of credited service.
Retirement, Death, and Disability: A participant becomes 100% vested in his or her account balance upon retirement, death, or disability.
Forfeitures: The non-vested portion of terminated participants accounts plus earnings thereon are forfeited and beginning in 2005 these funds can be used by the Plan to pay plan expenses or reduce the amount of future employer contributions. At December 31, 2005, forfeited accounts totaled $94,468. During 2005, $9,586 of the forfeiture account was used to pay plan expenses.
Payment of Benefits: On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount. For termination of service due to other reasons, a participant may transfer the value of the vested interest in his or her account to the trustee or

4.

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2005 and 2004
NOTE 1 — DESCRIPTION OF PLAN (Continued)
custodian of another qualified retirement plan or receive a lump-sum distribution. If a participant’s account balance exceeds $5,000, no portion of the account balance will be distributed as a lump-sum without the participant’s consent.
Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of Plan termination, participants would become 100% vested in their accounts.
Investment Options: Upon enrollment in the Plan, a participant may direct employee contributions to any of 18 investment options including Company common stock. Participants are allowed to change their investment options at any time. All employer matching contributions are automatically invested in Company stock; however, all funds are available to be immediately reallocated to other investment options by Plan participants. As a result, no Plan investments are considered non-participant directed.
Participant Loans: Participants may borrow from their participant account balance up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance in the event of a financial hardship. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. The term of the loan shall not exceed five years unless for the purchase of a primary residence and shall have a stated maturity date not later than the date of the first expected distribution to the participant. The loans are secured by the balance in the participant’s account and shall bear a reasonable rate of interest which shall be the prevailing rate charged by lenders for a loan of a similar type.
Administrative Expenses: Recordkeeping fees are paid by the Plan, all other administrative and audit expenses are paid by the Company.
Concentration of Credit Risk: At December 31, 2005 and 2004, approximately 24% and 23%, respectively, of the Plan’s assets were invested in Company common stock fund.
Effect of Newly Issued But Not Yet Effective Accounting Standards: FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,was issued n December 2005. This FSP revises the definition of fully benefit-responsive investment contracts and modifies the financial statement presentation and disclosure requirements of defined contribution plans pertaining to their investments in fully benefit-responsive investment contracts. This FSP is effective for plan years ending after December 15, 2006, and is to be applied retroactively to financial statements that are comparatively presented. Management has not yet evaluated the effects that adopting this standard will have on the Plan’s financial statements.

5.

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2005 and 2004
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The policies and principles which significantly affect the determination of net assets and results of operations are summarized below.
Basis of Accounting: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Investment Valuation: The Plan’s investments in pooled separate accounts are stated at estimated fair value, except for its fully benefit-responsive investment contract valued at contract value (Note 4). Quoted market prices are used to value Company common stock. Loans to Plan participants are stated at cost which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in its statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.
Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.
Terminated Participants: Included in net assets available for benefits are amounts allocated to individuals who have terminated employment and requested to be paid out their vested portion, but are yet to receive final lump sum distributions. There were no such amounts required to be distributed at December 31, 2005 and 2004.
Risks and Uncertainties: The Plan provides for various investment options in pooled separate accounts and Company common stock. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

6.

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2005 and 2004
NOTE 3 — INVESTMENTS
The following individual investments represent 5% or more of the fair value of Plan’s net assets:

	2005	2004
Pooled Separate Accounts
Lord Abbett Growth and Income	$676,113	$957,547
Fidelity VIP II Contrafund	871,053	1,305,729
ING VP Value Opportunity	304,954	321,640
ING VP Index Plus Mid Cap	245,040	470,488
ING VP Small Cap Opportunity	64,196	333,314
Civitas BankGroup, Inc. common stock	1,101,430	1,496,980
During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004
Shares of pooled separate accounts	$254,156	$524,528
Civitas BankGroup, Inc. common stock	(179,465)	314,004

	$74,691	$838,532

NOTE 4 — INVESTMENT CONTRACT WITH INSURANCE COMPANY
In 2002, the Plan entered into a benefit-responsive investment contract with the ING Life Insurance and Annuity Company (ING). ING maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value, as reported to the Plan by ING. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 3.65% and 3.45% for 2005 and 2004. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than three percent. Such interest rates are reviewed on a quarterly basis for resetting.

7.

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2005 and 2004
NOTE 5 — INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Plan administrator by a letter dated November 7, 2001 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
NOTE 6 — PARTIES-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor’s Rules and Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Certain Plan investments are units of pooled separate accounts and guaranteed account managed by ING Life Insurance and Annuity Company (ING), the custodian of the Plan, and plan assets held by the Plan and managed by the custodian are parties-in-interest transactions. Participant loans, which totaled $60,344 and $30,230 at December 31, 2005 and 2004, are also considered to be party-in-interest transactions. Certain professional fees for the administration and audit of the Plan were paid by the Company.
At December 31, 2005 and 2004, the Plan had $23,817 and $15,853, invested in a money market fund managed by Investors Bank & Trust (IBT). Since IBT, is the custodian of the asset, these transactions are considered parties-in-interest transactions.
The Plan investments also include Company common stock. As of December 31, 2005 and 2004, the investment in Company common stock was 140,470 shares valued at $1,077,613 and 176,115 shares valued at $1,481,127, respectively. During 2005 and 2004, the Plan earned dividend income of $3,166 and $10,567 on its investment in Company common stock.
NOTE 7 — TRANSFER OF PLAN ASSETS
Effective April 1, 2004, the Plan’s net assets of Insure Tennessee and Insurors Bank of Tennessee, totaling $170,387, were transferred out of the Civitas BankGroup, Inc. 401(k) Profit Sharing Plan and into the Insure Tennessee 401(k) Plan.
Effective June 28, 2005, the Plan’s net assets of BankTennessee, totaling $905,291, were transferred out of the Civitas BankGroup, Inc. 401(k) Profit Sharing Plan and into the BankTennessee 401(k) Plan.

8.

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2005 and 2004
NOTE 8 — PLAN AMENDMENT
On May 20, 2004, the Plan was amended to state that forfeited amounts held in the Plan could be used to pay Plan administrative expenses and reduce employer contributions with an effective date of January 1, 2005.
NOTE 9 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 to the Form 5500.

	2005	2004
Net assets available for benefits per the financial statements	$4,609,379	$6,408,257
Employer contribution receivable	—	(9,950)
Employee contribution receivable	(20,328)	—

Net assets available for benefits per the Form 5500	$4,589,051	$6,398,307

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2005 to the Form 5500.

Change in net assets available for benefits prior to transfer per the financial statements	$(893,587)	$1,008,224
Increase in employee contribution receivable	(20,328)	—
(Increase) Decrease in employer contribution receivable	9,950	(9,950)

Net income per the Form 5500	$(903,965)	$998,274

9.

SUPPLEMENTAL SCHEDULE

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

Attachment to Form 5500, Schedule H, Part IV, Line 4i
Name of plan sponsor:	Civitas BankGroup, Inc.
Employer identification number:	62-1297760
Three-digit plan number:	002

(a)	(b)	(c)	(d)	(e)
		Description of Investments
	Identity of Issuer,	Including Maturity Date,
	Borrower, Lessor or	Date of Interest, Collateral		Current
	Similar Party	Par or Maturity Value	Cost**	Value
Fully-benefit responsive investment contract
*	ING Life Insurance and Annuity Company	Fixed Account	N/A	$169,798

Pooled separate accounts
*	ING Life Insurance and Annuity Company	Money Market	N/A	84,648
*	ING Life Insurance and Annuity Company	Oppenheimer Strategic Income	N/A	210,683
*	ING Life Insurance and Annuity Company	VP Bond Portfolio	N/A	75,849
*	ING Life Insurance and Annuity Company	Van Kampen Equity and Income	N/A	56,787
*	ING Life Insurance and Annuity Company	VP Index Plus Large Cap	N/A	95,855
*	Lord Abbett Funds	Lord Abbett Growth and Income	N/A	676,113
*	Fidelity Funds	Fidelity VIP II Contrafund	N/A	871,053
*	ING Life Insurance and Annuity Company	T. Rowe Price Growth Equity	N/A	38,681
*	ING Life Insurance and Annuity Company	VP Value Opportunity	N/A	304,954
*	Pioneer Funds	Pioneer Mid Cap Value	N/A	97,478
*	ING Life Insurance and Annuity Company	VP Index Plus Mid Cap	N/A	245,040
*	ING Life Insurance and Annuity Company	VP Small Company	N/A	120,270
*	ING Life Insurance and Annuity Company	VP Small Cap Opportunity	N/A	64,196
*	ING Life Insurance and Annuity Company	VP Technology	N/A	45,268
*	ING Life Insurance and Annuity Company	Oppenheimer Global Portfolio	N/A	190,189
*	ING Life Insurance and Annuity Company	VP International Value	N/A	80,415

				3,257,479

Company common stock fund
*	Civitas BankGroup, Inc.	140,470 shares of common stock	N/A	1,077,613
*	Investors Bank & Trust	Money market fund	N/A	23,817

				1,101,430

Participant Loans
*	Participants	Participant loans 4,75% - 10.5%, with various maturity dates through March 2010.	N/A	60,344

				$4,589,051

*	All investments are held by party-in-interest.

**	All investments are participant directed; therefore, no cost information is required.

10.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Civitas BankGroup, Inc. 401(K) Profit Sharing Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN

By: Plan Committee for the Civitas BankGroup, Inc. 401(k) Profit Sharing Plan

/s/ Betty Carol Purcell

Betty Carol Purcell

/s/ Danny Herron

Danny Herron

/s/ Lisa Musgrove

Lisa Musgrove
Date: June 29, 2006